UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 17)

NXP Semiconductors N.V.
(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE
(Title of Class of Securities)

N6596X109
(CUSIP Number)

HERMAN H. RASPÉ, ESQ. PATTERSON BELKNAP WEBB & TYLER LLP 1133 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036-6710 (212) 336-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 98,337,003 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 98,337,003 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,708,387 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 4.65% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,708,387 (SEE ITEM 5)
	8	Shared Voting Power 98,337,003 (SEE ITEM 5)
	9	Sole Dispositive Power 11,708,387 (SEE ITEM 5)
	10	Shared Dispositive Power 98,337,003 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,708,387 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 4.65% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 98,337,003 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 98,337,003 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,708,387 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 4.65% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 17, being filed by (i) Philips Pension Trustees Limited ("Philips Pension Trustees"), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland ("PPTL LP") and (iii) PPTL Investment Limited, a Scottish company limited by guarantee ("GP" and together with Philips Pension Trustees and PPTL LP, the "Reporting Persons"), amends the Schedule 13D initially filed on September 17, 2010 ("Original 13D"), as amended by Amendment No. 1 filed on November 2, 2010 ("First Amendment"), Amendment No. 2 filed on April 6, 2011 ("Second Amendment"), Amendment No. 3 filed on July 6, 2011 ("Third Amendment") Amendment No. 4 filed on July 19, 2011 ("Fourth Amendment"), Amendment No. 5 filed on November 1, 2011 ("Fifth Amendment"), Amendment No. 6 filed on November 8, 2011 ("Sixth Amendment"), Amendment No. 7 filed on February 17, 2012 ("Seventh Amendment"), Amendment No. 8 filed on March 5, 2012 ("Eighth Amendment"), Amendment No. 9 filed on March 12, 2012 ("Ninth Amendment"), Amendment No. 10 filed on July 30, 2012 ("Tenth Amendment"), Amendment No. 11 filed on August 9, 2012 ("Eleventh Amendment"), Amendment No. 12 filed on November 28, 2012 ("Twelfth Amendment"), Amendment No. 13 filed on January 25, 2013 ("Thirteenth Amendment"), Amendment No. 14 filed on February 8, 2013 ("Fourteenth Amendment"), Amendment No. 15 filed on February 15, 2013 ("Fifteenth Amendment") and Amendment No. 16 filed on March 14, 2013 ("Sixteenth Amendment" and together with the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment, Eleventh Amendment, Twelfth Amendment, Thirteenth Amendment, Fourteenth Amendment and Fifteenth Amendment, the "Prior Amendments") relating to the beneficial ownership of common stock, nominal value €.20 per share ("Common Stock"), of NXP Semiconductors N.V. (the "Issuer"), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.  Information reported in the Original 13D, as amended or superseded by information contained in the Prior Amendments remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D, as amended by the Prior Amendments.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by inserting the following paragraph before the final paragraph thereof:

On April 29, 2013 (the "Sixth Sales Plan Effective Date"), PPTL LP entered into a Sales Plan (the "Sixth Sales Plan") with JPMS as broker in order to enable the disposition of up to 4,940,316 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933 within the three-month period beginning on the Sixth Sales Plan Effective Date (the "Sixth Intended Disposition") and transmitted for filing with the Securities and Exchange Commission a Form 144 covering such Sixth Intended Disposition.  The Sixth Sales Plan is attached as Exhibit 20 hereto and its terms are hereby incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended by replacing paragraph (c) in its entirety with the following:

(c)      The Reporting Persons have not effectuated any transactions in Common Stock since the filing of the Sixteenth Amendment.  The Reporting Persons are not aware of any transactions in Common Stock that were effected since the filing of the Sixteenth Amendment by KPENV or any Other Party.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

In connection with the Sixth Intended Disposition, PPTL LP entered into the Sixth Sales Plan with JPMS on April 29, 2013.  The Sixth Sales Plan is attached as Exhibit 20 hereto and its terms are hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit 20:  Sales Plan, dated April 29, 2013, between PPTL LP and JPMS.*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2013

PHILIPS PENSION TRUSTEES LIMITED

/s/ H.P. Vivash
Name: H.P. Vivash
Title: Director

PPTL INVESTMENT LP

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director, PPTL Investment Limited
as General Partner on behalf of PPTL Investment LP

PPTL INVESTMENT LIMITED

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director

EXHIBIT INDEX

Exhibit 20	Sales Plan, dated April 29, 2013, between PPTL Investment LP and J.P. Morgan Securities LLC.*

*	Filed herewith